 **SHIN**
CORPORATION



09045631

March 9, 2009

The U.S. Securities and Exchange Commission
Office of International Corporate Finance,
Mail Stop 36-28, 100 F Street NE,
Washington, DC 20549
UNITED STATES OF AMERICA

SUPPL

Attention: International Corporate Finance Office

Re: Information Filing to the Stock Exchange of Thailand of Shin Corporation Public Company Limited

TO WHOM IT MAY CONCERN

Pursuant to Rule 12g3-2(b)(1)(iii) and on behalf of Shin Corporation Public Company Limited (the "Company") (**File No. 82-3140**), the information described below is enclosed for your attention.

♦   **Stock Exchange of Thailand Filing, SH 015/2009**

> Subject: Publication of the invitation letter for 2009 AGM on the Company's website
>
> Date: March 9, 2009

The supplement information is provided with respect to the Company's request for exemption under Rule 12g3-2(b), which was established on August 16, 1991.

This information is being furnished with the understanding that such information and documents will not be deemed "filed" with the SEC or otherwise subject to the liabilities of Section 18 of the Securities Exchange Act of 1934 (the "Exchange Act"), and that neither this letter nor the furnishing of such documents and information shall constitute an admission for any purpose that this Company is subject to the Exchange Act.

Please acknowledge receipt of this letter and the enclosed materials by date stamping the enclosed return receipt copy of this letter and returning it to the Compliance Department by fax at (662) 299-5252 attention Mrs. Parsopsook Chaiwongsurarit.

If you have any questions, please do not hesitate to contact the undersigned in Bangkok, Thailand at (662) 299-5226 or by emailing prasopsc@shincorp.com

Thank you for your attention in this matter.

Faithfully yours,

Mr. Anek Pana-apichon
Vice President – Finance and Accounting
Shin Corporation Plc.

Enclosure

SHIN CORPORATION PUBLIC COMPANY LIMITED
Company Registration No. 0107535000257
414 Shinawatra Tower 1, Pahon Yothin Rd., Phaya Thai, Bangkok 10400 THAILAND.
Tel : (662) 299-5000 Fax : (662) 299-5196 Website http://www.shincorp.com

Summary Translation Letter
To the Stock Exchange of Thailand
March 9, 2009

SH 015/2009

March 9, 2009

Subject: Publication of the invitation letter for 2009 AGM on the Company's website.

To: The President
          The Stock Exchange of Thailand

We would like to inform you that Board Meeting No. 2/2009 of Shin Corporation Plc, held on February 20, 2009, resolved to hold the Annual General Meeting of Shareholders for 2009 on April 10, 2009 at 10.00 a.m. at the Auditorium on the 9th floor of Shinawatra Tower 3, Vibhawadi Rangsit Road, Chatuchak, Bangkok.

The invitation, agenda, background information, board opinions and all supporting documents for this meeting are now available for public consideration on the company's website at www.shincorp.com. However, all these documents will be sent to the shareholders whose names appeared in the register of shareholders on March 20, 2009 onwards.